FORM 11-K
                             GENERAL RE CORPORATION
                                Financial Centre
                                 P.O. Box 10350
                        Stamford, Connecticut 06904-2350



                                                                 June 19, 1997


Securities and Exchange Commission
Washington, D.C.  20549


Re:      General Re Corporation
         Report on Form 11-K


Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are submitting herewith the attached Form 11-K.

                                            Very truly yours,


                                            Elizabeth A. Monrad
                                            Senior Vice President and Treasurer
                                            (Principal Accounting Officer)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 20549


                                    FORM 11-K


                            ANNUAL REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the Fiscal Year ended December 31, 1996

                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                                       OF

                             GENERAL RE CORPORATION
                          AND ITS DOMESTIC SUBSIDIARIES

                              (full title of plan)



                             General Re Corporation
                                Financial Centre
                              695 East Main Street
                        Stamford, Connecticut 06904-2350


           (Name of issuer and address of principal executive office)

                    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements - See accompanying Report of Examination of Independent Accountants.

(b)      Exhibit 1 - Consent of Independent Accountants.

                                   SIGNATURES




The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

  PLAN:   EMPLOYEES   SAVINGS  AND  STOCK   OWNERSHIP   PLAN  OF  GENERAL  RE
          CORPORATION AND ITS DOMESTIC SUBSIDIARIES



          PLAN
          ADMINISTRATOR:                   GENERAL RE CORPORATION





By:
              Elizabeth A. Monrad



Date:

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the incorporation by reference in the registration statement of General Re Corporation and subsidiaries on Form S-8 (File number 2-75489) of our report dated June 19, 1997 on our audits of the financial statements and financial statement schedules of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries as of December 31, 1996 and 1995, and for the year ended December 31, 1996, which report is included in this Annual Report on Form 11-K.






New York, New York
June 19, 1997

                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                            OF GENERAL RE CORPORATION

                          AND ITS DOMESTIC SUBSIDIARIES


                              Financial Statements

                 For the Years Ended December 31, 1996 and 1995

                           and Supplemental Schedules






                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
              GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                   INDEX of FINANCIAL STATEMENTS and SCHEDULES


                                                                    Page(s)


Report of Independent Accountants                                     2-3

Financial Statements:

     Statements of Net Assets Available for Plan
     Benefits, with fund information at
     December 31, 1996 and 1995                                         4

     Statement of Changes in Net Assets Available
     for Plan Benefits, with fund information
     for the year ended December 31, 1996                               5

     Notes to Financial Statements                                   6-17

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
     at December 31, 1996                                              18

     Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1996                              19





Schedules other than those listed above have been omitted since they are either not required or are not applicable.

















                                        1



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries:

     We have audited the accompanying statements of net assets available for plan benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the year December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1996, and of reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
















                                        2

                  REPORT OF INDEPENDENT ACCOUNTANTS (continued)


     The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of the investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

     The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of the investments comprising the transactions, nor the net gain or loss resulting from dispositions of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



New York, New York
June 19, 1997





























                                                         3


                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES
                    STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                                            December 31, 1996 and 1995


                                         ---------------------------------------------------------------------------------
                                           General Re    General Re                                  Templeton
                                          Corporation    Corporation  Founders    PIMCO      PIMCO   Developing  Janus
                                           Preferred       Common     Balanced    Global     High     Markets  Worldwide
                                                                                             Yield
                                             Stock       Stock Fund     Fund       Fund      Fund      Fund       Fund

                                         ---------------------------------------------------------------------------------

December 31, 1996
ASSETS:
Allocated Investments, at fair value
(Note 4)                                    $63,075,357    26,654,213  $590,052    $55,185  $347,913  $568,709 $2,785,185
Unallocated Investments, at fair value
(Note 4)                                    209,974,134             -         -          -         -         -          -
Participant loans receivable
                                                      -             -         -          -         -         -          -

                                         ---------------------------------------------------------------------------------
Total assets
                                            273,049,491    26,654,213   590,052     55,185   347,913   568,709  2,785,185
                                         ---------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                            144,286,347             -         -          -         -         -          -
                                         ---------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1996                          128,763,144    26,654,213  $590,052    $55,185  $347,913  $568,709 $2,785,185



Number of shares or units
                                             1,711,907     2,434,175    55,613      5,301    31,064    36,929     82,671
Net asset value per share or unit               $75.22        $10.95    $10.61     $10.41    $11.20    $15.40     $33.69



December 31, 1995
ASSETS:
Allocated Investments, at fair value
(Note 4)                                    $54,127,031   $28,608,030       -         -         -          -         -

Unallocated Investments, at fair value
(Note 4)                                    216,546,742
Participant loans receivable

                                         ---------------------------------------------------------------------------------

Total assets                                270,673,773    28,608,030         -          -         -         -          -
                                         ---------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                            145,723,817
                                         ---------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1995                          $124,949,956   $28,608,030        -          -         -         -          -


                                         =================================================================================

Number of shares or units                    1,724,037     2,696,327         -          -         -         -          -

Net asset value per share or unit               $72.48        $10.61         -          -         -         -          -


                                            See Notes to Financial Statements



                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES
                    STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                                            December 31, 1996 and 1995


                                         -------------------------------------------------------------------------------------
                                                         Fidelity    Fidelity    Fidelity
                                           Fidelity       Equity      Growth    Investment   Fidelity    Fidelity   Fidelity
                                           Magellan       Income      Company     Grade    Intermediate  Overseas  Real
                                                                                                                     Estate
                                             Fund          Fund        Fund     Bond Fund   Bond Fund      Fund       Fund
                                         -------------------------------------------------------------------------------------
December 31, 1996
ASSETS:
Allocated Investments, at fair value
(Note 4)                                   $30,860,025  $24,782,210 $11,421,815 $1,144,566   $9,852,933 $7,848,523   $354,756
Unallocated Investments, at fair value
(Note 4)                                             -            -           -          -            -          -          -
Participant loans receivable                         -            -           -          -            -          -          -


                                         -------------------------------------------------------------------------------------
Total assets
                                            30,860,025   24,782,210  11,421,815  1,144,566    9,852,933  7,848,523    354,756
                                         -------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                                     -            -           -          -            -          -          -
                                         -------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1996                          $30,860,025  $24,782,210 $11,421,815 $1,144,566   $9,852,933 $7,848,523   $354,756

                                         =====================================================================================

Number of shares or units                     382,641      578,618     282,299    160,754      977,474    254,492     19,676

Net asset value per share or unit              $80.65       $42.83      $40.46      $7.12       $10.08     $30.84     $18.03



December 31, 1995
ASSETS:
Allocated Investments, at fair value
(Note 4)                                   $31,541,775  $18,832,833  $6,426,613 $1,181,283  $10,234,307 $6,844,718 $       -

Unallocated Investments, at fair value
(Note 4)
Participant loans receivable

                                         -------------------------------------------------------------------------------------
Total assets
                                            31,541,775   18,832,833   6,426,613  1,181,283   10,234,307  6,844,718          -
                                         -------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                         -------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1995                          $31,541,775  $18,832,833  $6,426,613 $1,181,283  $10,234,307 $6,844,718     $    -


                                         =====================================================================================

Number of shares or units                     366,850      496,516     177,090    160,065      983,124    235,456          -

Net asset value per share or unit              $85.98       $37.93      $36.29      $7.38       $10.41     $29.07      $    -




                                            See Notes to Financial Statements


                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES
                    STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                                            December 31, 1996 and 1995



                                         ---------------------------------------------------------------------------------
                                                      Fidelity   Fidelity   Fidelity   Fidelity   Fidelity     Fidelity
                                          Fidelity     Asset       Asset    Emerging    Asset     Small Cap   Retirement
                                          Balanced    Manager     Manager    Markets   Manager      Stock    Money Market
                                            Fund        Fund    Growth Fund   Fund      Income      Fund        Trust
                                                                                         Fund
                                         ---------------------------------------------------------------------------------
December 31, 1996
ASSETS:
Allocated Investments, at fair value
(Note 4)                                  $1,888,213 $1,401,557  $1,782,166  $107,617   $174,841  $2,862,463  $12,501,203
Unallocated Investments, at fair value
(Note 4)                                           -          -           -         -          -           -            -
Participant loans receivable                       -          -           -         -          -           -            -


                                         ---------------------------------------------------------------------------------
Total assets
                                           1,888,213  1,401,557   1,782,166   107,617    174,841   2,862,463   12,501,203
                                         ---------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation             -          -           -         -          -           -            -

                                         ---------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1996                         $1,888,213 $1,401,557   1,782,166  $107,617    174,841  $2,862,463   12,501,203

                                         =================================================================================

Number of shares or units                   134,106     85,098     109,001     6,475     15,060     211,096   12,501,203

Net asset value per share or unit            $14.08     $16.47      $16.35    $16.62     $11.61      $13.56        $1.00




December 31, 1995
ASSETS:
Allocated Investments, at fair value
(Note 4)                                  $2,505,836 $1,297,013  $1,587,728 $   -       $451,164  $1,549,090  $11,840,707

Unallocated Investments, at fair value
(Note 4)
Participant loans receivable

                                         ---------------------------------------------------------------------------------
Total assets
                                           2,505,836  1,297,013   1,587,728         -    451,164   1,549,090   11,840,707
                                         ---------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                         ---------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1995                         $2,505,836 $1,297,013  $1,587,728 $     -     $451,164  $1,549,090  $11,840,707

                                         =================================================================================

Number of shares or units                   185,343     81,830     104,662         -     38,893     125,027   11,840,707

Net asset value per share or unit            $13.52     $15.85      $15.17      $  -     $11.60      $12.39        $1.00




                                            See Notes to Financial Statements


                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES
                    STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                                            December 31, 1996 and 1995



--------------------------------------------------------------------------------------------------------------
                                           Fidelity       Fidelity      Fidelity
                                          Retirement       Managed     U.S. Equity
                                          Government       Income         Index
                                         Money Market     Portfolio     Portfolio     Other         Total
--------------------------------------------------------------------------------------------------------------
December 31, 1996
ASSETS:
Allocated Investments, at fair value
(Note 4)                                    $1,138,786  $7,930,358     $5,277,244    $  -        $215,405,890

Unallocated Investments, at fair value
(Note 4)                                         -            -              -          -        $209,974,134
Participant loans receivable                     -            -              -       6,521,305     $6,521,305


--------------------------------------------------------------------------------------------------------------
Total assets                                 1,138,786   7,930,358      5,277,244    6,521,305    431,901,329

--------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation             -               -           -            -    $144,286,347

--------------------------------------------------------------------------------------------------------------

Net assets
available
for plan
benefits
December 31, 1996                           $1,138,786     $7,930,358     $5,277,244 $6,521,305  $287,614,982

==============================================================================================================

Number of shares or units                    1,138,786      7,930,358        195,816      -             -

Net asset value per share or unit                $1.00          $1.00          26.95      -             -



December 31, 1995
ASSETS:
Allocated Investments, at fair value
(Note 4)                                      $964,590     $7,664,924     $1,974,693             $187,632,335
Unallocated Investments, at fair value
(Note 4)                                                                                          216,546,742
Participant loans receivable
                                                                                      5,924,390     5,924,390

--------------------------------------------------------------------------------------------------------------
Total assets                                   964,590      7,664,924    1,974,693    5,924,390   410,103,467

--------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation                                                            145,723,817

--------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1995                             $964,590      $7,664,924  $1,974,693   $5,924,390  $264,379,650

==============================================================================================================

Number of shares or units                      964,590       7,664,924    87,492            -             -

Net asset value per share or unit                $1.00           $1.00     22.57            -             -


                                      See Notes to Financial Statements







                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                STATEMENT of CHANGES in NET  ASSETS  AVAILABLE  for
                                       PLAN BENEFITS,  with fund  informatio for
                                       the year ended December 31, 1996


                                                 General Re   General Re                                 Templeton
                                                Corporation  Corporation  Founders    PIMCO      PIMCO   Developing  Janus
                                                 Preferred      Common    Balanced    Global     High     Markets  Worldwide
                                                                                                 Yield
                                                   Stock      Stock Fund    Fund       Fund      Fund      Fund       Fund
                                                ------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of
investments                                        4,241,394      850,170  (10,457)    (1,050)     5,459    11,587   (81,629)

     Interest                                              -      107,131       513        102       413       182      3,201

     Dividends                                    10,613,824          865    31,342      2,611    11,238    16,005    166,756
                                                ------------------------------------------------------------------------------

                                                  14,855,218      958,166    21,398      1,663    17,110    27,774     88,328
                                                ------------------------------------------------------------------------------

   Contributions:
     Participants'
                                                           -    1,574,204    10,594      1,320     1,422    11,985    104,750
     Employer's
                                                   4,303,096            -         -          -         -         -          -

   Loan repayments
                                                           -      352,992       971        269     1,264       724     23,240

                                                ------------------------------------------------------------------------------
   Total additions
                                                  19,158,314    2,885,362    32,963      3,252    19,796    40,483    216,318
                                                ------------------------------------------------------------------------------


Deductions from net assets attributed to:
   Benefits paid to participants
                                                   1,836,280    1,051,375         -          -         -         -      1,041
   Loans written
                                                           -      600,715         -          -       297        56     10,941
   Administrative fee
                                                           -            -         -          -         -         -          -
   Interest expense
                                                  13,479,453            -         -          -         -         -          -

                                                ------------------------------------------------------------------------------
   Total deductions
                                                  15,315,733    1,652,090         -          -       297        56     11,982
                                                ------------------------------------------------------------------------------

Net increase/(decrease) prior to interfund
transfers                                          3,842,581    1,233,272    32,963      3,252    19,499    40,427    204,336
Interfund transfers
                                                    (29,393)  (3,187,089)   557,089     51,933   328,414   528,282  2,580,849

                                                ------------------------------------------------------------------------------
   Net increase / (decrease)
                                                   3,813,188  (1,953,817)   590,052     55,185   347,913   568,709  2,785,185

Net assets available for benefits:
Beginning of year
                                                 124,949,956   28,608,030         -          -         -         -          -

                                                ------------------------------------------------------------------------------
End of year
                                                $128,763,144  $26,654,213  $590,052    $55,185  $347,913  $568,709 $2,785,185
                                                ==============================================================================












                                                         4




                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                 STATEMENT of CHANGES in NET  ASSETS  AVAILABLE  for
                                       PLAN BENEFITS,  with fund  informatio for
                                       the year ended December 31, 1996
                                                    (Continued)


                                                             Fidelity   Fidelity  Fidelity
                                                 Fidelity     Equity     Growth   Investment Fidelity     Fidelity   Fidelity
                                                 Magellan     Income    Company     Grade   Intermediate  Overseas   Real
                                                                                                                      Estate
                                                   Fund        Fund       Fund    Bond Fund  Bond Fund      Fund       Fund
-------------------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of
investments                                     (1,697,930)  2,625,513    910,476  (43,608)   (312,859)      452,482    44,194

     Interest                                      111,364      63,864     41,817     7,724      26,388       34,927        67

     Dividends                                   5,084,192   1,547,359    488,656    77,991     666,680      481,346     3,662
-------------------------------------------------------------------------------------------------------------------------------

                                                  3,497,626  4,236,736  1,440,949    42,107     380,209      968,755    47,923
-------------------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participants'
                                                  2,182,562  1,335,681  1,080,942   162,093     610,634      651,858     2,990
     Employer's
                                                          -          -          -         -           -            -         -

   Loan repayments
                                                    354,812    209,764    144,172    19,145      97,689       92,504       405

-------------------------------------------------------------------------------------------------------------------------------
   Total additions
                                                  6,035,000  5,782,181  2,666,063   223,345   1,088,532    1,713,117    51,318
-------------------------------------------------------------------------------------------------------------------------------


Deductions from net assets attributed to:
   Benefits paid to participants
                                                  1,057,309    832,463    329,079   143,798     285,593      233,365        65
   Loans written
                                                    477,943    256,901    243,737    15,281     115,703      166,758         -
   Administrative fee
                                                      3,056      1,896        466       137       1,745          106        76
   Interest expense
                                                          -          -          -         -           -            -         -

-------------------------------------------------------------------------------------------------------------------------------
   Total deductions
                                                  1,538,308  1,091,260    573,282   159,216     403,041      400,229       141
-------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) prior to interfund
transfers                                         4,496,692  4,690,921  2,092,781    64,129     685,491    1,312,888    51,177
Interfund transfers
                                                (5,178,442)  1,258,456  2,902,421 (100,846) (1,066,865)    (309,083)   303,579

-------------------------------------------------------------------------------------------------------------------------------
   Net increase / (decrease)
                                                  (681,750)  5,949,377  4,995,202  (36,717)   (381,374)    1,003,805   354,756

Net assets available for benefits:
Beginning of year
                                                 31,541,775 18,832,833  6,426,613 1,181,283  10,234,307    6,844,718         -

-------------------------------------------------------------------------------------------------------------------------------
End of year                                     $30,860,025$24,782,210$11,421,81 $1,144,566  9,852,933    $7,848,523  $354,756

===============================================================================================================================

===============================================================================================================================











                                                         5




                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                  STATEMENT of CHANGES in NET  ASSETS  AVAILABLE  for
                                       PLAN BENEFITS,  with fund  informatio for
                                       the year ended December 31, 1996
                                                    (Continued)


                                                            Fidelity   Fidelity  Fidelity   Fidelity    Fidelity     Fidelity
                                                 Fidelity    Asset      Asset    Emerging     Asset     Small Cap   Retirement
                                                 Balanced   Manager    Manager    Markets    Manager      Stock    Money Market
                                                   Fund       Fund    Growth       Fund    Income Fund    Fund        Trust
                                                                         Fund
--------------------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of
investments                                         68,368     48,535     95,064   (1,853)         686     220,089            -
     Interest
                                                     6,083      6,684      7,465         -       2,266      13,465       27,127
     Dividends
                                                    99,906    111,601    149,068     1,554      14,047     102,833      613,460
--------------------------------------------------------------------------------------------------------------------------------

                                                   174,357    166,820    251,597     (299)      16,999     336,387      640,587
--------------------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participants'
                                                   215,003    167,572    219,268     4,190      56,492     389,976      836,943
     Employer's
                                                         -          -          -         -           -           -            -

   Loan repayments
                                                    21,840     20,746     18,645         -       4,930      30,052      111,034

--------------------------------------------------------------------------------------------------------------------------------
   Total additions
                                                   411,200    355,138    489,510     3,891      78,421     756,415    1,588,564
--------------------------------------------------------------------------------------------------------------------------------


Deductions from net assets attributed to:
   Benefits paid to participants
                                                   174,433     49,084      9,693         -     345,890      85,916      608,769
   Loans written
                                                    28,074     19,611     25,867        37       8,450      35,508      168,619
   Administrative fee
                                                       515          -          -         1           -       1,507        4,341
   Interest expense
                                                         -          -          -         -           -           -            -

--------------------------------------------------------------------------------------------------------------------------------
   Total deductions
                                                   203,022     68,695     35,560        38     354,340     122,931      781,729
--------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) prior to interfund
transfers                                          208,178    286,443    453,950     3,853   (275,919)     633,484      806,835
Interfund transfers
                                                 (825,801)  (181,899)  (259,512)   103,764       (404)     679,889    (146,339)

--------------------------------------------------------------------------------------------------------------------------------
   Net increase / (decrease)
                                                 (617,623)    104,544    194,438   107,617   (276,323)   1,313,373      660,496

Net assets available for benefits:
Beginning of year
                                                 2,505,836  1,297,013  1,587,728         -     451,164   1,549,090   11,840,707

--------------------------------------------------------------------------------------------------------------------------------

End of year                                     $1,888,213 $1,401,557  1,782,166  $107,617     174,841  $2,862,463   12,501,203
================================================================================================================================

















                                                        5a




                                     EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                              of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                  STATEMENT of CHANGES in NET  ASSETS  AVAILABLE  for
                                       PLAN BENEFITS,  with fund  informatio for
                                       the year ended December 31, 1996
                                                    (Continued)


                                                   Fidelity       Fidelity      Fidelity
                                                  Retirement      Managed      U.S. Equity
                                                  Government       Income         Index
                                                 Money Market    Portfolio      Portfolio       Other        Total
----------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of                        -            -         635,208            -   8,059,839
investments
     Interest                                             2,632       27,943          11,544            -     502,902

     Dividends                                           49,104      437,810         109,009            -  20,880,919

----------------------------------------------------------------------------------------------------------------------

                                                         51,736      465,753        755,761             -  29,443,660
----------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participants'
                                                         78,702      489,727         800,573            -  10,989,481
     Employer's
                                                              -            -               -            -   4,303,096

   Loan repayments                                        8,758      109,042          39,303  (1,662,301)           -


----------------------------------------------------------------------------------------------------------------------
   Total additions                                      139,196    1,064,522       1,595,637  (1,662,301)  44,736,237

----------------------------------------------------------------------------------------------------------------------


Deductions from net assets attributed to:
   Benefits paid to participants                          24,876      592,578        214,264      129,543   8,005,414

   Loans written                                          31,268      125,627         57,406  (2,388,799)           -

   Administrative fee
                                                            428        1,749              15            -      16,038
   Interest expense
                                                              -            -               -            -  13,479,453

----------------------------------------------------------------------------------------------------------------------
   Total deductions                                     56,572      719,954          271,685  (2,259,256)  21,500,905

----------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) prior to interfund
transfers                                                82,624      344,568       1,323,952      596,955  23,235,332
Interfund transfers                                      91,572     (79,134)       1,978,599         (40)           -


----------------------------------------------------------------------------------------------------------------------
   Net increase / (decrease)                           174,196      265,434        3,302,551      596,915  23,235,332


Net assets available for benefits:
Beginning of year                                       964,590    7,664,924       1,974,693    5,924,390 264,379,650


----------------------------------------------------------------------------------------------------------------------
End of year                                       $   1,138,786   $7,930,358      $5,277,244   $6,521,305 $287,614,982

======================================================================================================================


















                                                        5b

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES
                                         NOTES to FINANCIAL STATEMENTS



1.   Description of Plan

     The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its domestic subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering employees of General Re Corporation and Its Domestic Subsidiaries (the "Company") who complete a twelve-month period of not less than one thousand hours of service. The Plan allows employees of the Company to make after tax contributions as well as tax deferred contributions to the Plan as permitted under Internal Revenue Code Section 401(k). In addition, the Company contributes an amount (the "Company match") related to the amount of employee investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ESOP - In July 1989, the Company established a leveraged Employee Stock Ownership Plan ("ESOP") which is designed to comply with Section 4975(a)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code") and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement with the Plan sponsor, General Re Corporation. The agreement provides for the loan to be repaid to the Company by 2014. The loan bears interest at 9.25%. Both the principal and interest payments on the loan are due annually. The proceeds of this borrowing were used by the ESOP to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock (Preferred Stock) of General Re Corporation. All Preferred Stock outstanding is held by the ESOP and is convertible into common stock on a one-for-one basis. Preferred Stock must be converted or redeemed into common stock or cash upon the participant's withdrawal from the Plan.

     The Preferred Stock is held by the ESOP trustee as collateral for the loan from the Company. The Company is obligated to make contributions in cash to the ESOP which, together with the dividend on the Preferred Stock, equal the amount necessary to enable the plan to make its regularly scheduled payments of principal and interest due on its term loan. As interest and principal are repaid, a portion of the Preferred Stock is allocated to participating employees. At a minimum, principal and interest payments are sufficient to provide for allocation of Preferred Stock to meet the requirements for the Company match under the Plan.
     The borrowing is collateralized by the unallocated shares of stock and is

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)



     guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the years 1996 and 1995 present separately the assets and liability and changes therein pertaining to:

           (a) the accounts of employees  with vested rights in allocated  stock
           (Allocated)   and  (b)  stock   not  yet   allocated   to   employees
           (Unallocated).

     During 1996, the Plan received a dividend on the Preferred Stock of $10,613,824 and a Company contribution of $4,303,096. The Plan paid $13,479,453 in interest expense. In 1996 and 1995, shares allocated to employees were 50,697 and 48,990, respectively, net of retired shares of 12,129 and 10,680, respectively. There were 1,316,452 and 1,379,278 shares of unallocated Preferred Stock at December 31, 1996 and 1995, respectively. The fair value of the loan payable is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements and was $174,951,524 at December 31, 1996.

     Contributions - Participants may contribute up to 16% of their base salary and allocate their investment among any of the Plan's funds. The Company match is 100% of an employee's contribution up to 6% of the employee's basic salary. The Internal Revenue Code limitation on employee salary deferral (401(k)) contributions during 1996 was $9,500.

     Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company match, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. Forfeitures, which are included in transfers from other funds were $93,384 during 1996. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

     Vesting - All employee contributions become vested immediately. By government restriction, an employee is not allowed to withdraw Company match amounts that have not been in his/her account for at least two years. While actively employed, an employee becomes 50%, 75%, and 100% vested in the value of the Company match after 2, 3 and 4 years, respectively, of Company service.

     Transfers - With the exception of the Fidelity Managed Income Portfolio which may be changed on a monthly basis, participants are permitted to change the investment of their interests in any of the funds on a daily basis subject to certain limits.

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)



     Loans - The Plan allows participants to borrow from the "before tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates ranged from 9.25% to 9.75% for 1996 and were 9.5% to 10% for 1995. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.


2.   Investment Funds of the Plan

     The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan. Certain members of the Company's Board of Directors are also trustees of the Fidelity Group of Mutual Funds.

     A description of the investment funds of the Plan, as set forth in each Fund's prospectus, at December 31, 1996 is as follows:

     o   General Re Corporation Common Stock Fund

         The General Re Corporation Common Stock Fund is a growth fund. The Fund seeks substantial long-term growth of capital by investing exclusively in General Re Corporation common stock. Participants have full voting rights for the shares of General Re Corporation common stock in their accounts.

     o   Founders Balanced Fund

         The Founders Balanced Fund is a growth and income fund. The Fund focuses on common stocks with the potential for capital growth as well as increased dividends. It invests in a broad variety of dividend paying common stocks, both domestic and abroad, U.S. and foreign government obligations and a variety of corporate bonds.

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)


     o   PIMCO Global Fund

         The PIMCO Global Fund invests between 25% and 75% of its assets in foreign bonds with the remainder invested in U.S. Bonds. Investments in bonds of emerging markets are also allowed but are limited by a 10% maximum allocation to below investment grade securities. The Fund's objective is to provide high total return that exceeds the aggregate of major world bond markets.

     o   PIMCO High Yield Fund

         The PIMCO High Yield Fund is an income fund. The Fund invests in primarily U.S. dollar denominated bonds of domestic and foreign issuers rated below investment grade but at least at B. It focuses its investments on the relatively higher quality securities within the junk bond ratings.

     o   Templeton Developing Markets Fund

         The Templeton Developing Markets Fund is a growth-fund. The Fund invests primarily in common stocks of companies in developing markets and focuses on those developing market countries in which it believes the economies are developing strongly.

     o   Janus Worldwide Fund

         The Janus Worldwide Fund is a growth fund. The Fund invests primarily in common stocks of foreign and domestic companies. It has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The Fund normally invests in issuers from at least five different countries.
 .
     o   Fidelity Magellan Fund

         The Fidelity Magellan Fund is an aggressive growth fund. The Fund seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)



     o   Fidelity Equity-Income Fund

         The Fidelity Equity-Income Fund is a growth and income fund. The Fund seeks a yield that exceeds the composite yield of the Standard and Poor's 500 Index, and considers the potential for capital appreciation when selecting fund investments. The Fund invests primarily in common stocks but can also invest in bonds and convertible securities. Dividend amounts will vary depending on the yields of the securities held in the portfolio.

     o   Fidelity Growth Company Fund

         The Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential or companies that appear undervalued relative to their potential return.

     o   Fidelity Investment Grade Bond Fund

         The Fidelity Investment Grade Bond Fund (previously, the Flexible Bond Portfolio) is an income fund. It seeks a high rate of current income consistent with reasonable risk. It invests in a broad range of fixed income securities. The Fund also seeks to protect investors' capital as well as take advantage of opportunities to realize capital appreciation, where appropriate.

     o   Fidelity Intermediate Bond Fund

         The Fidelity Intermediate Bond Fund is an income fund. The Fund seeks a high level of current income. The Fund invests in high and upper-medium grade corporate bonds rated A or better with intermediate maturities, mortgage securities, bank obligations, and U.S. Government and agency securities. The Fund's average portfolio maturity ranges between three and ten years.

     o   Fidelity Overseas Fund

         The Fidelity Overseas Fund is an aggressive growth fund. The Fund seeks growth of capital over the long term. The Fund invests primarily in foreign securities, including common stock and securities convertible into common stock, as well as debt instruments.

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)



     o   Fidelity Real Estate Fund

         The Fidelity Real Estate Fund seeks to provide an above average level of income, capital growth over time and a yield that exceeds that of the S&P 500. The Fund invests primarily in stocks of domestic and foreign companies in the real estate industry. As a result its investments are sensitive to conditions in real estate values, property taxes, overbuilding and interest rates.

     o   Fidelity Balanced Fund

         The Fidelity Balanced Fund is a growth and income fund. It seeks the highest amount of income possible while preserving principal by investing in investment grade or higher bonds and high-yielding securities.

     o   Fidelity Asset Manager Fund

         The Fidelity Asset Manager Fund seeks high total return with reduced risk over the long-term. Its assets are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund's assets are gradually shifted to take advantage of the outlook for market conditions.

     o   Fidelity Asset Manager:  Growth Fund

         The Fidelity Asset Manager: Growth Fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments. The Fund allocates its assets among three principal asset classes: stocks, bonds, and short-term instruments. It may invest in many types of domestic and foreign securities.

         The flexible approach to diversification allows the Fund to take advantage of a wide variety of investment options in pursuit of high total return but with reduced risk from allocating its investments among the asset classes.

     o   Fidelity Emerging Markets Fund

         The Fidelity Emerging Markets Fund is an international growth fund. The Fund invests primarily in stocks of small and medium sized developing companies with the potential to grow rapidly in earnings or revenues.

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)


     o   Fidelity Asset Manager:  Income Fund

         The Fidelity Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The Fund emphasizes investment in bonds and short-term instruments for income and price stability, but allows some investment in stocks for their potential to grow and keep pace with inflation. The asset mix is designed to provide a relatively conservative asset allocation across various market conditions.

     o   Fidelity Small Cap Stock Fund

         The Fidelity Small Cap Stock Fund seeks long-term capital appreciation. Using proprietary computer models and fundamental research, the Fund invests in all types of equity securities issued by companies with small market capitalizations. These companies may include start-ups with good potential, firms that have recently gone public, or companies that operate in small industries or regional markets. The Fund may also invest a portion of its assets in stock issued by companies with larger market capitalizations.

     o   Fidelity Retirement Money Market Trust

          The Fidelity Retirement Money Market Trust is a money market fund. The Trust seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. The Trust's objective is to be a conservative, low-risk investment.
     o   Fidelity Retirement Government Money Market Trust

         The Fidelity Retirement Government Money Market Trust is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S.
         Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations. The Trust's objective is to be a conservative, relatively low-risk investment.

     o   Fidelity Managed Income Portfolio

         The Fidelity Managed Income Portfolio (previously, the GIC Open-End Portfolio) seeks preservation of capital and a competitive level of income over time. The Portfolio

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)



         purchases  high-quality,   short  and  long-term  investment  contracts
         (GICs), bank investment contracts, short-term money market instruments, and "synthetic" GICs (debt obligations issued by one institution and insured by another as to payment of interest and return of principal at maturity). While the Company has not expressed any intention to do so, termination prior to maturity of the GICs would result in certain penalties. The participants are exposed to credit loss in the event of nonperformance by the companies with whom the guaranteed insurance contracts are placed. However, the plan administrator does not anticipate nonperformance by these companies.

     o   Fidelity U.S. Equity Index Portfolio

         The Fidelity U.S. Equity Index Portfolio is a growth and income fund. It seeks investment results that correspond to the total return performance of the S&P 500 Index, which is comprised of common stocks.

     The number of employees participating in each fund of the Plan at December 31, 1996 and 1995 are as follows:

                                                                  1996   1995
                                                                  ----   ----
     General Re Corporation Preferred Stock                      2,118  1,947
     General Re Corporation Common Stock Fund                    1,202  1,223
     Founders Balanced Fund                                         55      -
     PIMCO Global Fund                                              11      -
     PIMCO High Yield Fund                                          18      -
     Templeton Developing Markets Fund                              45      -
     Janus Worldwide Fund                                          203      -
     Fidelity Magellan Fund                                      1,322  1,378
     Fidelity Equity-Income Fund                                 1,034    978
     Fidelity Growth Company Fund                                  709    552
     Fidelity Investment Grade Bond Fund                           169    178
     Fidelity Intermediate Bond Fund                               634    686
     Fidelity Overseas Fund                                        686    677
     Fidelity Real Estate Fund                                      35      -
     Fidelity Balanced Fund                                        244    273
     Fidelity Asset Manager Fund                                   104     86
     Fidelity Asset Manager:  Growth Fund                          164    120
     Fidelity Emerging Markets Fund                                 18      -
     Fidelity Asset Manager:  Income Fund                           45     38
     Fidelity Small Cap Stock Fund                                 269    166
     Fidelity Retirement Money Market Portfolio                    976  1,028
     Fidelity Retirement Government Money Market Portfolio          93    102
     Fidelity Managed Income Portfolio                             518    573
     Fidelity US Equity Index Portfolio                            298    183

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                     NOTES to FINANCIAL STATEMENTS (continued)



3.   Summary of Significant Accounting Policies

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of change in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates. The following summarizes the Plan's significant accounting policies:

     Investments - Investments in mutual, money market and common collective trust shares are valued based on reported net asset values. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The financial statements include securities valued at $273,049,491 and $270,673,773 at December 31, 1996 and 1995, respectively, (63% and 66% of total assets of the Plan, respectively) whose values have been estimated by the trustees of the Plan in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. It is at least reasonably possible that a change in the estimate will occur in the near term that may have a material effect on the financial statements.

     The Plan presents in the statement of changes in net assets the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

     Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Participant loans are carried at unpaid principal. The fair value of participant loans was not readily determinable due to the high number of loans and their varying terms. Interest income on the loans is recorded as earned on an accrual basis.

     Contributions - Contributions from the employees and the employer are recorded in the period in which the payroll deductions are made from Plan participants.

                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                          GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                      NOTES to FINANCIAL STATEMENTS (continued)



     Employer contributions to the General Re Corporation Preferred Stock Fund are made in shares of Preferred Stock.

     Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.


4.   Investments

     Investments held by the Plan at December 31, 1996 and 1995 are summarized as follows:

                                                                 1996                                 1995
                                                     ------------------------------      -----------------

                                                                         Fair                                 Fair
                                                       Cost              Value               Cost             Value
     Founders Balanced Fund                             $600,812          $590,052                  -                -
     PIMCO Global Fund                                    56,236            55,185                  -                -
     PIMCO High Yield Fund                               342,459           347,913                  -                -
     Templeton Developing Markets Fund                   558,132           568,709                  -                -
     Janus Worldwide Fund                              2,872,035         2,785,185                  -                -
     Fidelity Magellan Fund                           26,473,166        30,860,025        $24,722,712      $31,541,775
     Fidelity Equity Income Fund                      18,533,585        24,782,210         14,721,083       18,832,833
     Fidelity Growth Company Fund                      9,597,662        11,421,815          5,315,909        6,426,613
     Fidelity Investment Grade Bond Fund               1,168,813         1,144,566          1,169,484        1,181,283
     Fidelity Intermediate Bond Fund                   9,976,802         9,852,933         10,055,857       10,234,307
     Fidelity Overseas Fund                            7,042,937         7,848,523          6,278,317        6,844,718
     Fidelity Real Estate Fund                           310,617           354,756                  -                -
     Fidelity Balanced Fund                            1,756,797         1,888,213          2,384,905        2,505,836
     Fidelity Asset Manager Fund                       1,316,876         1,401,557          1,231,348        1,297,013
     Fidelity Asset Manager:  Growth Fund              1,648,805         1,782,166          1,457,797        1,587,728
     Fidelity Emerging Markets Fund                      109,648           107,617                  -                -
     Fidelity Asset Manager:  Income Fund                172,096           174,841            425,400          451,164
     Fidelity Small Cap Fund                           2,633,134         2,862,463          1,480,521        1,549,090
     Fidelity Retirement Money
      Market Portfolio                                12,501,203        12,501,203         11,840,707       11,840,707
     Fidelity Retirement Government
      Money Market Portfolio                           1,138,786         1,138,786            964,590          964,590
     Fidelity Managed Income Portfolio                 7,930,358         7,930,358          7,664,924        7,664,924
     Fidelity U.S. Equity Index Portfolio              4,318,280         5,277,244          1,580,475        1,974,693
     General Re Corporation Preferred Stock          146,368,049       273,049,491        147,405,164      270,673,773
     General Re Corporation Common Stock              17,469,695        26,654,213         18,391,686       28,608,030
                                                      ----------        ----------      -------------    -------------
       Total                                        $274,896,983      $425,380,024       $257,090,879     $404,179,077
                                                    ============      ============       ============     ============



                               EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
                            GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                                      NOTES to FINANCIAL STATEMENTS (continued)



     The cost basis of nonresidence participant loans was $3,038,329 and $2,836,829 at December 31, 1996 and 1995, respectively, and the cost basis of participant loans for the purchase of a principal residence was $3,482,976 and $3,087,561 at December 31, 1996 and 1995, respectively.

     During 1996, the Plan's investments (including investment, bought sold, and held during the year) appreciated in value by $8,059,839 as follows:

                                       Net Change in Fair Value
                                                 Year Ended
     Investments at Fair Value                December 31, 1996
     -------------------------                -----------------
     Founders Balanced Fund                       ($10,457)
     PIMCO Global Fund                              (1,050)
     PIMCO High Yield Fund                           5,459
     Templeton Developing Markets Fund              11,587
     Janus Worldwide Fund                          (81,629)
     Fidelity Magellan Fund                     (1,697,930)
     Fidelity Equity Income Fund                 2,625,513
     Fidelity Growth Company Fund                  910,476
     Fidelity Investment Grade Bond Fund           (43,608)
     Fidelity Intermediate Bond Fund              (312,859)
     Fidelity Overseas Fund                        452,482
     Fidelity Real Estate Fund                      44,197
     Fidelity Balanced Fund                         68,368
     Fidelity Asset Manager Fund                    48,535
     Fidelity Asset Manager:  Growth Fund           95,064
     Fidelity Emerging Markets Fund                  1,853
     Fidelity Asset Manager:  Income Fund              686
     Fidelity Small Cap Fund                       220,089
     Fidelity Retirement Money
      Market Portfolio                                   0
     Fidelity Retirement Government
      Money Market Portfolio                             0
     Fidelity Managed Income Portfolio                   0
     Fidelity U.S. Equity Index Portfolio          635,208
     General Re Corporation Common Stock           850,170

     Investments at Estimated Fair Value
     General Re Corporation Preferred Stock      4,241,394

       Total                                    $8,059,839

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
              GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                    NOTES to FINANCIAL STATEMENTS (continued)


     Realized gains from securities transactions were $4,315,566 for 1996. At December 31, 1996, the Fidelity Magellan Fund, Fidelity Equity Income Fund, General Re Corporation Preferred Stock and General Re Corporation Common Stock, each exceeded 5% of the net assets available for plan benefits. At December 31, 1995, the Fidelity Magellan Fund, Fidelity Equity Income Fund, General Re Corporation Preferred Stock and General Re Corporation Common Stock each exceeded 5% of the net assets available for plan benefits.


5.   Plan Termination

     The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all members would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to employees and their beneficiaries.


6.   Tax Status

     The Plan obtained its latest determination letter on April 28, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The determination letter is subject to the Plan's adoption of the proposed amendments submitted to the Internal Revenue Service in letters dated March 21, 1995 and April 17, 1995, which were adopted in 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
              GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                              SUPPLEMENTAL SCHEDULE
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              at December 31, 1996


     Number of                                                                                          Current
      Shares                Description                                            Cost                  Value
                                                                                    (1)
                           Mutual Funds
       55,613              Founders Balanced Fund                                                 $    590,052
        5,301              PIMCO Global Fund                                                            55,185
       31,064              PIMCO High Yield Fund                                                       347,913
       36,929              Templeton Developing Markets Fund                                           568,709
       82,671              Janus Worldwide Fund                                                      2,785,185
      382,641              Fidelity Magellan Fund                                                   30,860,025
      578,618              Fidelity Equity Income Fund                                              24,782,210
      282,299              Fidelity Growth Company Fund                                             11,421,815
      160,754              Fidelity Investment Grade Bond Portfolio                                  1,144,566
      977,474              Fidelity Intermediate Bond Fund                                           9,852,933
      254,492              Fidelity Overseas Fund                                                    7,848,523
       19,676              Fidelity Real Estate Fund                                                  354,,756
      134,106              Fidelity Balanced Fund                                                    1,888,213
      195,816              Fidelity U.S. Equity Index Portfolio                                      5,277,244
       85,098              Fidelity Asset Manager Fund                                               1,401,557
      109,001              Fidelity Asset Manager:  Growth Fund                                      1,782,166
        6,475              Fidelity Emerging Markets Fund                                              107,617
       15,060              Fidelity Asset Manager:  Income Fund                                        174,841
      211,096              Fidelity Small Cap Stock Fund                                             2,862,463

                           Money Market Funds
   12,501,203              Fidelity Retirement Money                                                12,501,203
                           Market Portfolio
    1,138,786              Fidelity Retirement Government                                            1,138,786
                           Money Market Portfolio
                           Common/Collective Trusts
    7,930,358              Fidelity Managed Income Portfolio                                         7,930,358

                           Preferred Stocks
    1,711,907              General Re Corporation                                                  273,049,491

                           Common Stocks
    2,434,175              General Re Corporation                                                   26,654,213

                           Participant Loans
                           Residence, at cost                                                        3,482,976
                           Nonresidence, at cost                                                     3,038,329

                           Total                                                                  $431,901,329

(1) The record keeper has informed the Plan's management that it is not possible for the record keeper to provide historical cost.

    The accompanying notes are an integral part of the supplemental schedule.
                                       18

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
              GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                              SUPPLEMENTAL SCHEDULE
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1996



The following schedule itemizes those securities for which the aggregate amount of purchase and sale transactions, or for which a single transaction, was in excess of 5% of the current fair value of the Plan's net assets at January 1, 1996.


                                          Aggregate Reportable Transactions


                                                                                    Cost of           Net Gain
Description of Asset  Purchases               Sales               Assets                (1)or (Loss)       (1)
--------------------  ---------               -----               ------                   ---------
Fidelity Magellan Fund                      $8,734,611         $7,718,427




                                           Single Reportable Transactions


                                                        None

(1) The record keeper has informed the Plan's management that it is not possible for the record keeper to provide this information.















    The accompanying notes are an integral part of the supplemental schedule.
                                       19